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Vero3

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America's Answer To The Clean Energy Transition

The world is shifting how energy is produced, distributed and consumed. Vero3 meets this energy transition challenge by uniquely bringing together large-scale carbon storage with the production of clean water and battery-grade lithium solely for America.

$25 million in public spending has validated the potential for our Wyoming project.

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$2 Share Price

$1,000* Min. Investment

SEC Filings Offering Circular Investor Education



HOW ENERGY IS
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HIGHLIGHTS

Why Invest In Vero3?

Using all U.S. technology, Vero3 aims to store 3 million tonnes of carbon, produce 2.3 billion gallons of clean water and supply 9,000 tonnes of carbon neutral lithium, every year for the next 30 years.



Nasdaq IPO

Projected for 2028.

Timelines are subject to change. Listing on the NASDAQ is contingent upon necessary approvals, and reserving a ticker symbol does not guarantee a company's public listing.



$1.5 Billion[1]

Potential asset value, with estimated profit of $183 Million[2] per year.



Validated

By 18 years of study by the Department of Energy.



PROBLEM

America's Energy Dominance Requires A Sustainable Future

The energy transition dictates the urgent need to address carbon emissions, dwindling water resources and supply of

carbon emissions, dwindling water resources and supply of critical minerals to meet the accelerating growth of AI, data centers, robotics, electric devices and electric vehicles.

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SOLUTION

Large-Scale Carbon Storage With Clean Water And Battery-Grade Lithium Production



By extracting brine from underground, we're able to make room for permanent large-scale carbon storage. Our innovative process then generates clean water and battery-grade lithium for America's sustainable energy future. The final step of our zero waste closed loop system injects CO_2 with the waste brine back into the space created underground.

TRACTION

Commercial Trial Ready Based On Validated Research

Our Wyoming project results from 18 years of government and institutional research, and it's now moving full speed ahead with commercial trials imminent.



Vero3

- **$25M+ in historic public funding** from the U.S. Department of Energy and associates.



  U.S. DEPARTMENT of ENERGY

- First commercial well **permitted and ready to drill.**

- **CarbonSAFE Phase 3 project designation** – a top-tier U.S. carbon storage classification.



  carbon SAFE

- **14,000-acre project area secured** with access to rail, power, roads, and CO_2 pipelines.

Technology partnerships in place, including IBC Advanced Technologies (lithium) and Capture6 (direct air capture).

 

MARKET OPPORTUNITY

Our $400 Billion Combined Opportunities

Vero3 operates at the intersection of three increasingly necessary industries where demand is growing at a breakneck pace.

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Global Carbon Credits	2050	$150B+
U.S. Water Infrastructure	2032	$179B+
Global Lithium Market	2035	$155B+



Global Lithium Market,
$155 Billion by 2035[3]

- Demand driven by robotics, AI, EVs, battery storage, and federal supply mandates
- New domestic lithium supply projects are being prioritized and fast-tracked



U.S. Water Infrastructure and Services,
$179 Billion by 2032[4]

- Industrial users, municipalities, and agriculture all competing for supply
- Desalinated and recycled sources represent the fastest-growing subsegments



Global Carbon Credits,
$150 Billion by 2050[5]

- Permanent carbon storage commands a price premium
- Policy support and corporate demand are expanding the market rapidly





WHY WYOMING

Wyoming Has The Ideal Geology And Embraces Energy Investment

To produce water and lithium, you need a lithium-rich brine reservoir. To permanently store carbon, you need porous rock capped by seal-tight geology. Our Wyoming project has both, **making it ideal for Vero3's zero waste closed loop system.**

And it checks all the energy investment conditions, too:



An established infrastructure network of road, rail, power lines, CO_2 pipelines and utility corridors.



An active industrial base with research institutions and readily available skilled labour to support the energy transition.



Recognized as the best U.S. business climate for five consecutive years, Wyoming fosters a business-friendly environment with bipartisan support.



Favourable taxation conditions for growing businesses with no corporate tax and only a 4% sales tax.

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Vero3

EXPANSION

Wyoming Today, Nasdaq Tomorrow



After nearly two decades of rigorous testing and federal approvals, the hard part is over. Here's how we're going to assert Vero3 as a go-to name in U.S. carbon storage, clean water and lithium:

2026

⊘ Launch commercial trials at our permitted Wyoming site

⊘ Seek to finalize engineering and design for integration of water, lithium and carbon processes

2027

⊘ Achieve product qualification from commercial trial

⊘ Secure offtake agreements and strategic partnerships

2028

⊘ Achieve construction readiness and seek Final Investment Decision

⊘ Target Nasdaq IPO to fund project construction

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HOW IT WORKS

How One System Stores Carbon While Producing Lithium And Clean Water

Our Wyoming project is the proving ground for our zero waste closed loop system - where each cycle - from natural brine extraction to permanent carbon storage, seamlessly powers the next.

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Click play to watch an explainer on our zero waste closed loop system.



02:17

Join The Discussion

Leaders In Science, Finance, And Engineering

Our team combines deep expertise in science, engineering, and finance to effectively and strategically tackle carbon storage, desalination, and critical mineral extraction challenges.

    

| **Tim McManus** | **Scott Durgin** | **Justin Cochrane** | **Peter Harding-Smith** | **Simon Rienstra** |
| Founder & Chairman | President & Director | VP Commercial | VP Finance | VP Development |

  

    

| **Tim McManus** | **Scott Durgin** | **Justin Cochrane** | **Peter Harding-Smith** | **Simon Rienstra** |
| Founder & Chairman | President & Director | VP Commercial | VP Finance | VP Development |

 

Testimonials

"Vero3's project is incredibly useful to... the entire nation ...

Testimonials

"Vero3's project is incredibly useful to... the entire nation ... clean water and a domestic source of lithium are vital to promoting American energy production."





Harriet M. Hageman
Member of Congress





The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

PERKS

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Earn up to 20% bonus shares when you invest more.



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Frequently Asked Questions

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering? +

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? +

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back? +

The Common Stock (the "Shares") of Vero3 (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering (IPO)). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? +

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period: +

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

10. What happens if a company does not reach their funding target? +

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering? +

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing? +

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing? +

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities? +

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

 **Vero3**

Sources
1. Vero3 uses the Discounted Cash Flow (DCF) valuation method to estimate the value of the RSU Project's expected present value of cash inflows and outflows over time. This estimated a Net Present Value (NPV) at an 8% Discount Rate for the project across a range of production volumes and pricing. All dollar figures are in USD.
2. Vero3 uses the Discounted Cash Flow (DCF) valuation method to estimate the value of the RSU Project's expected present value of cash inflows and outflows over time. This estimated a Net Present Value (NPV) at an 8% Discount Rate for the project. All dollar figures are in USD. The following input prices were used: Lithium Price of $15,500 per LCE ton (Goldman Sachs), a Carbon Offset Price of $85 per ton (World Bank Group - current mid-point pricing), and a Water Price of $521 per acre foot (Conservative 30% discount on the Central Wyoming Regional Water System Joint Powers Board 2023 wholesale water rate).
3. https://www.rootsanalysis.com/lithium-market
4. https://www.psmarketresearch.com/market-analysis/us-water-infrastructure-management-market
5. https://www.woodmac.com/press-releases/wood-mackenzie-forecasts-trillion-dollar-boom-in-carbon-offsets-and-ccus-markets-by-2050/